77 C - Matters submitted to a vote of security holders

The Annual Meeting of Shareholders of the Common Shares of
First Trust Strategic High Income Fund III was held on June
1, 2009. At the Annual Meeting, Independent Trustees
Richard E. Erickson and Thomas R. Kadlec were elected by the holders of Common Shares of the Fund as Class II
Trustees for three-year terms expiring at the Fund's annual meeting of shareholders in 2012. The number of votes cast in favor of Dr. Erickson was 7,851,618, the number of votes against was 392,034 and the number of abstentions was 869,986. The number of votes cast in favor of Mr. Kadlec was 7,944,605, the number of votes against was 299,047 and the number of abstentions was 869,986. James A. Bowen, Robert F. Keith and Niel B. Nielson are the current and continuing Trustees.